Mail Stop 4561

June 15, 2006

Mr. Ronald E. Salluzzo
Chief Financial Officer
Harris Interactive, Inc.
135 Corporate Woods
Rochester, NY 14623

> **Re: Harris Interactive, Inc.**
> **Form 10-K for the year ended June 30, 2005**
> **Filed September 13, 2005**
> **File No. 0-27577**

Dear Mr. Salluzzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Steven Jacobs
Accounting Branch Chief